
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2011
WASH. D.C. 200

SEC FILE NUMBER
8-65809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VARIANT TRADING INSTITUTIONAL GROUP, INC.**
(File as confidential information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NORTHEAST MIZNER BOULEVARD
(No. and Street)

BOCA RATON   FL   33432
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FARSHID TAFAZZOLI   (561) 862-5534
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE   POMPANO BEACH   Florida   33060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☑ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Farshid Tafazzoli__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Trading Institutional Group, Inc., as of December 31 , 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	417,636
Cash on deposit with clearing organization		100,083
Receivable from clearing organization		28,609
Prepaid expenses and other current assets		25,485
TOTAL CURRENT ASSETS		571,813
FURNITURE AND OFFICE EQUIPMENT, net		32,552
OTHER ASSETS		29,309
TOTAL	$	633,674

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	118,065
Payables to brokers and dealers		1,683
TOTAL CURRENT LIABILITIES		119,748
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding		-
Additional paid in capital		1,793,000
Deficit		(1,279,074)
TOTAL STOCKHOLDER'S EQUITY		513,926
TOTAL	$	633,674

The accompanying notes should be read with this financial statement.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Variant Trading Institutional Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory, and venture capital businesses. The Company manages its customer accounts through J.P. Morgan Clearing Corp. ("JP Morgan") on a fully disclosed basis. JP Morgan provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash on Deposit with Clearing Organizations

Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, receivable from clearing organization, accounts payable and accrued expenses, and payable to brokers and dealers are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $426,497, which was $326,497 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .2808 to 1, based on aggregate indebtedness of $119,748 as of December 31, 2010.

NOTE 3.   FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2010:

Computer and other office equipment	$ 58,749
Computer software	7,606
Furniture and fixtures	2,653
	69,008
Less: Accumulated depreciation	36,456
Furniture and office equipment, net	$ 32,552

NOTE 4.   INCOME TAXES

The Company has net tax operating loss ("NOL") carryforwards of approximately $1,238,000, and these tax NOLs will begin to expire in 2023. Certain provisions of the tax laws may limit the tax NOL carryforwards available for use in any given future year in the event of certain changes in ownership; the Company believes that such an ownership change occurred during 2009, and therefore, NOLs generated prior to the change date are more likely than not limited as to their future use.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized, therefore, the net deferred tax asset on the accompanying statement of financial condition is zero. As of December 31, 2010, the total deferred tax asset arising from net operating losses was approximately $609,000 and it is completely offset by a deferred tax valuation allowance.

NOTE 5.   CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk
The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to date of the financial statements. As of December 31, 2010, the Company had no such investment.

NOTE 5.   **CONCENTRATIONS AND CREDIT RISKS (continued)**

Financial Instruments With Off-Balance Sheet Risk (continued)

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

NOTE 5.   **CONCENTRATIONS AND CREDIT RISKS (continued)**

<u>Indemnifications</u>

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through January 24, 2011, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2010 requiring disclosure.

VARIANT TRADING INSTITUTIONAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT



Ahearn
Jasco +
Company

Certified
Public
Accountants
Chartered

VARIANT TRADING INSTITUTIONAL GROUP, INC.

TABLE OF CONTENTS



Ahearn Jasco + Company

Business and Financial Consultants
Certified Public Accountants
Chartered



190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Variant Trading Institutional Group, Inc.

We have audited the accompanying statement of financial condition of Variant Trading Institutional Group, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Variant Trading Institutional Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 24, 2011

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